UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

EnviroStar, Inc.

(Name of Issuer)

Common Stock, Par Value $0.025 Per Share

(Title of Class of Securities)

262432107

(CUSIP Number)

Richard A. Lyons, Esq.

Wendel, Rosen, Black and Dean LLP

1111 Broadway, 24th Floor

Oakland, CA 94607

510-834-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 262432107

1.	Names of Reporting Persons Western State Design, LLC (I.R.S. No. 94-2602158)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 (1)
8. Shared Voting Power
9. Sole Dispositive Power 2,044,990
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,044,990 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 18.96%
14.	Type of Reporting Person (See Instructions) OO
(1)	Pursuant to that certain Stockholders Agreement between Symmetric Capital LLC, Symmetric Capital II LLC, Henry M. Nahmad, Western State Design, LLC, Dennis Mack and Tom Marks described herein, Symmetric Capital LLC and Henry M. Nahmad, as the manager of Symmetric Capital LLC, have sole voting power over the 2,044,990 shares issued to Western State Design, LLC.

CUSIP No. 262432107

1.	Names of Reporting Persons Dennis Mack
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ x ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 (1)
8. Shared Voting Power 0 (1)
9. Sole Dispositive Power
10. Shared Dispositive Power 2,044,990 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,044,990 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 18.96%
14.	Type of Reporting Person (See Instructions) OO
(1)	Pursuant to that certain Stockholders Agreement between Symmetric Capital LLC, Symmetric Capital II LLC, Henry M. Nahmad, Western State Design, LLC, Dennis Mack and Tom Marks described herein, Symmetric Capital LLC and Henry M. Nahmad, as the manager of Symmetric Capital LLC, have sole voting power over the 2,044,990 shares issued to Western State Design, LLC.
(2)	Dennis Mack and Thomas Marks are the managers and members each owning and controlling a 50% interest in Western State Design, LLC, and share dispositive power over the 2,044,990 shares issued to Western State Design, LLC.

CUSIP No. 262432107

1.	Names of Reporting Persons Thomas Marks
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ x ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 (1)
8. Shared Voting Power 0 (1)
9. Sole Dispositive Power
10. Shared Dispositive Power 2,044,990 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,044,990 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 18.96%
14.	Type of Reporting Person (See Instructions) OO
(1)	Pursuant to that certain Stockholders Agreement between Symmetric Capital LLC, Symmetric Capital II LLC, Henry M. Nahmad, Western State Design, LLC, Dennis Mack and Tom Marks described herein, Symmetric Capital LLC and Henry M. Nahmad, as the manager of Symmetric Capital LLC, have sole voting power over the 2,044,990 shares issued to Western State Design, LLC.
(2)	Dennis Mack and Thomas Marks are the managers and members each owning and controlling a 50% interest in Western State Design, LLC, and share dispositive power over the 2,044,990 shares issued to Western State Design, LLC.

Amendment No. 1 to Schedule 13D

This Amendment No. 1 to Schedule 13D (this "Amendment") amends, solely to the extent set forth herein, the Schedule 13D filed on October 21, 2016 (the "Schedule 13D") by Western State Design, LLC, a California limited liability company ("WSD"), Dennis W. Mack, and Thomas Marks (collectively, the "Reporting Persons"), relating to the Common Stock, par value $0.025 per share (the "Common Stock") of EnviroStar, Inc., a Delaware corporation (the "Issuer").

Item 3: Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended to add the following:

On February 1, 2017, upon receiving stockholder approval, the Issuer issued, and WSD acquired, the Post-Closing Shares equal to 388,504 shares of the Issuer's Common Stock.

Item 4: Purpose of Transaction

Item 4 of the Schedule 13D is amended to add the information set forth in Item 3 above, which is incorporated into this Item 4 by reference.

Item 5: Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated as follows:

(a) As of the date of this filing, the Reporting Persons beneficially own shares of the Issuer's Common Stock as set forth in the table below.

Name of Beneficial Owner	Common Stock Ownership	Percent of Common Stock (1)
Western State Design, LLC	2,044,990	18.96%
Dennis Mack	2,044,990	18.96%
Tom Marks	2,044,990	18.96%

(1)	Based upon 9,980,541 shares of common stock outstanding as of November 11, 2016, as disclosed in a Quarterly Report on Form 10-Q that was filed on November 14, 2016 by the Issuer with the Securities and Exchange Commission, plus a total of 388,504 shares of the Issuer's Common Stock issued to WSD on February 1, 2017, and 414,762 restricted shares of the Issuer's Common Stock granted on November 30, 2016, to Henry M. Nahmad, the Issuer's Chairman, Chief Executive Officer and President under and pursuant to the EnviroStar, Inc. 2015 Equity Incentive Plan (the "Plan") and a related Notice of Grant and Restricted Stock Agreement (the "Award Agreement") as disclosed in an Amendment to Schedule 13D filed on November 30, 2016 by Mr. Nahmad.

(b) The 2,044,990 shares owned by the Reporting Persons are subject to the Stockholders Agreement described herein under which Symmetric Capital, and Mr. Nahmad, as the Manager of Symmetric Capital, has sole voting power over such shares. WSD and Mr. Mack and Mr. Marks as the managers and members of WSD share dispositive power over the 2,044,990 shares of Common Stock of the Issuer reported herein.

(c) Except as described in Item 4 above, none of the Reporting Persons have effected any transaction in any of the shares of the Issuer's Common Stock in the past 60 days.

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by the Reporting Persons.

(e) Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 2017

Date

Western State Design, LLC

/s/ Dennis Mack

Signature

Dennis Mack, Manager

Name/Title

/s/ Dennis Mack

Dennis Mack

/s/ Thomas Marks

Thomas Marks

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13(d)-l(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value, $0.025 per share, of EnviroStar, Inc. and further agree that this Joint Filing Agreement be included as an exhibit to such statement.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of February 3, 2017.

Western State Design, LLC

/s/ Dennis Mack

Signature

Dennis Mack, Manager

Name/Title

/s/ Dennis Mack

Dennis Mack

/s/ Thomas Marks

Thomas Marks